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                             January 12, 2023

       Kiattipong Arttachariya
       Chief Financial Officer
       Zapp Electric Vehicles Group Ltd
       87/1 Wireless Road
       26/F Capital Tower
       All Seasons Place
       Lumpini, Patumwan
       Bangkok 10330 Thailand

                                                        Re: Zapp Electric
Vehicles Group Ltd
                                                            Registration
Statement on Form F-4
                                                            Filed on December
16, 2022
                                                            File No. 333-268857

       Dear Kiattipong Arttachariya:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-4 filed December 16, 2022

       Market and Industry Data, page 1

   1. We note that the prospectus includes "research and studies conducted by third parties." Please
clarify whether you commissioned any of the third-party data presented in your registration
statement. To the extent that you commissioned any such data, please provide the consent of
the third party in accordance with Rule 436.
 Kiattipong Arttachariya
FirstName  LastNameKiattipong
Zapp Electric Vehicles Group LtdArttachariya
Comapany
January 12,NameZapp
            2023      Electric Vehicles Group Ltd
January
Page  2 12, 2023 Page 2
FirstName LastName
Q. What equity stake will current CIIG II stockholders and Zapp Shareholders have in Pubco after the Closing?, page 7

2.       Revise your disclosure here and in your Unaudited Pro Forma Condensed
Combined
         Financial Information section to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
Impact of the Business Combination on Pubco's Public Float, page 25

3.       You disclose on pages 7 and 25 that CIIG II   s existing stockholders
including the Sponsor
         will own approximately 45.6% of the issued and outstanding Pubco Ordinary Shares upon completion of the Business Combination. You also disclose on page 80 that these stockholders will own approximately 41.3% of the issued and outstanding Pubco Ordinary
         Shares upon completion of the Business Combination. Please revise to reconcile the discrepancies.
Selected Historical Financial Data of CIIG II, page 30

4. Your Basic and Diluted Net Income (Loss) per Share amounts for the nine months ended
         September 30, 2022 disclosed in the Income Statement Data table do not appear consistent with the amounts disclosed on page F-23. Please revise.
Risk Factors, page 36

5. Please revise to describe the risks related to the director nomination agreement.
6. Revise to include a risk factor regarding the exclusive forum provision in your governing documents.
If the net proceeds of this offering , page 75

7. Explain why this risk factor applies to the transaction you are attempting to register.
Beginning in January 2022, page 77

8. Please revise to clarify the meaning of the disclosure in this risk factor and its applicability to Zapp.
Unaudited Pro Forma Condensed Combined Financial Information, page 85

9. Refer to footnote (2) to the table on page 86. Please revise to also discuss the exclusion of earnout shares. In this regard, we note from your disclosure on page 86 that 8,518,290
         Pubco Ordinary Shares may be issued to certain Zapp   s shareholders
upon the satisfaction
         of certain earnout conditions.
10.      We note from your disclosure on page 86 that consideration paid to
Zapp   s shareholders
 Kiattipong Arttachariya
FirstName  LastNameKiattipong
Zapp Electric Vehicles Group LtdArttachariya
Comapany
January 12,NameZapp
            2023      Electric Vehicles Group Ltd
January
Page  3 12, 2023 Page 3
FirstName LastName
         upon the closing of the Business Combination includes a number of Pubco Ordinary
         Shares equal to the amount of any convertible financing received by Zapp in excess of
         $20,000,000 in the aggregate and actually converted to ordinary common shares of Zapp in advance of the closing divided by the effective conversion price. Please revise footnote
         (3) to the table on page 86 to clarify whether those shares are included in the amounts disclosed in the table.

Unaudited Pro Forma Condensed Combined Statement of Financial Position, page 89

11. Please disclose the pro forma common stock issued and outstanding on the face of the pro forma balance sheet.
12. Please revise your pro forma adjustment 4(E) to include the $20,000,000 transaction costs as a cash adjustment rather than reflecting those costs and an adjustment to accrued expenses. In this regard, we believe this will result in a more appropriate depiction of your pro forma cash balance.
Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial
Position, page 94

13. Refer to Adjustment 4(K). We note the earnout shares are expected to be recognized at fair value of $72.6 million upon the closing of the Business Combination and classified as equity. Please disclose and more fully explain how you determined the fair value of the earnout shares, including the material assumptions, and provide a sensitivity analysis that discloses the potential impact changes in the post-merger stock price would have on the pro forma balance sheet and pro forma statement of net loss
Note 5 - Adjustments to Unaudited Pro Forma Condensed Combined Statement of Profit or Loss, page 95

14. Refer to adjustment 5(G). Please revise to disclose the number of potentially dilutive securities that have been excluded from pro forma loss per share calculations because they are anti-dilutive.
Comparative per Share Data, page 96

15. It appears that the shares subject to possible redemption are excluded from the numerator
         (i.e., total equity) but are included in the denominator (i.e., total shares outstanding) in your calculation of book value per share for CIIG II as of September 30, 2022. Please tell us why you believe your calculation is appropriate.
The Background of the Business Combination, page 102

16. Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, valuation, structure, consideration, proposals and counter-proposals, and the minimum cash amount. In your revised
 Kiattipong Arttachariya
FirstName  LastNameKiattipong
Zapp Electric Vehicles Group LtdArttachariya
Comapany
January 12,NameZapp
            2023      Electric Vehicles Group Ltd
January
Page  4 12, 2023 Page 4
FirstName LastName
         disclosure, please explain the reasons for the terms, such as the initial terms proposed in the LOI, each party's position on the issues, and how you reached agreement on the final terms.
17. Revise to explain in more detail the discussion of the company's financials that occurred on September 27, 2022.
CIIG II's Board of Directors' Reasons for the Approval of the Business Combination, page 107

18. Please expand to discuss in greater detail the matters specified in the last three bullet points on page 108 and how those matters relate to and support the board's decision regarding the transaction and its valuation of Zapp, including the valuations referenced on page 34 of your investor presentation in the Form 8-K dated November 22, 2022.
         Likewise, if the board reviewed projected or prospective financial information of Zapp in connection with the Business Combination, revise to include such information in the proxy statement/prospectus and explain how it relates to the board's conclusions and reasons for the transaction.
19. Revise to clarify the reference to "financial advisors" and how the consultations you mention support the board's conclusions.
Materia U.S. Federal Income Tax Considerations, page 127

20. Reconcile your disclosure on page 13 regarding an inability to opine with Exhibit 8.1 in your exhibit index. In this regard, it appears that the tax consequences described in this section are material and/or unusual or complex and, therefore, a tax opinion is required.
         Please refer to Staff Legal Bulletin No. 19 for guidance on the form and content of tax opinions.
Zapp's Manufacturing Approach, page 149

21. We note your disclosure that "Summit will be responsible for the procurement of [y]our parts." We also note your disclosure that you "source [y]our bodywork from composites with green-to-make materials..." Please expand your disclosure to discuss what oversight you have, if any, over the supply chains through which Summit will procure your components in its manufacturing process.
Charging Solution, page 150

22. Please disclose who manufactures your charging solutions and the nature of your arrangement with them, if applicable.
Establishing contract manufacturing capacity, page 162

23. Refer to the disclosure here, page 149 and elsewhere regarding the increase in production to 300,000. Clarify whether Summit has the current capacity to produce that number of units of your product or whether it needs to expand its capacity. If it needs to expand
 Kiattipong Arttachariya
FirstName  LastNameKiattipong
Zapp Electric Vehicles Group LtdArttachariya
Comapany
January 12,NameZapp
            2023      Electric Vehicles Group Ltd
January
Page  5 12, 2023 Page 5
FirstName LastName
         capacity, clarify who will fund that expansion.
Liquidity and Capital Resources, page 166

24. Please quantify and more fully disclose and discuss your short and long term liquidity requirements and priorities, including potential changes in your priorities based on the impact of changes in the amount of cash available to the post-merger company due to the amount of cash redemptions by shareholders, and your planned delivery of i300 in 2023.
Officer and Director Compensation, page 185

25. Please ensure your disclosure with regard to Officer and Director Compensation is updated for 2022.
Where you can find more information, page 235

26. Please tell us the authority on which you relied to include the second paragraph of this section.
Exhibits

27. Please file your manufacturing agreement with Summit as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.
General

28. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
29. Please quantify the aggregate dollar amount and describe the nature of what the sponsor, its affiliates, and the anchor investors have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting
         reimbursement. Provide similar disclosure for the company   s officers
and directors, if
         material.
 Kiattipong Arttachariya
FirstName  LastNameKiattipong
Zapp Electric Vehicles Group LtdArttachariya
Comapany
January 12,NameZapp
            2023      Electric Vehicles Group Ltd
January
Page  6 12, 2023 Page 6
FirstName LastName
30. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
31. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
32. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
33. Please disclose the sponsor, its affiliates', and the anchor investors' total potential ownership interest in the combined company, assuming exercise and conversion of all securities.
34. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Please also disclosure whether the anchor investors have agreed to waive their redemption rights.
35. We note your disclosure that the anchor investors have entered into separate agreements with your sponsor pursuant to which the anchor investors will purchase founders shares and private warrants upon the closing of the business combination. Please revise to explain the purpose of this agreement and to provide more prominent disclosure, wherever applicable, related to these agreements, and expand your disclosure to describe the material terms of the agreements, including the selling price of securities and obligations of the parties. Please also file these agreements as exhibits to your registration statement.
36. Please tell us whether you have entered into any agreements to ensure that the business combination is closed and that the minimum net tangible assets condition is met.
37. We note that Barclays Capital Inc. is ending its role with respect to the business combination. Please revise to describe Barclays' role and explain how its resignation may impact the transaction. Please provide us with any correspondence between Barclays and
         CIIG Capital Partners II, Inc. relating to Barclays    resignation.
Note that this comment is
         not limited to paper correspondence.
38. Please tell us whether Barclays was involved in the preparation of any disclosure that is included in the registration statement, or material underlying disclosure in the registration statement, including but not limited to the disclosure regarding the summary of the financial analyses prepared by Zapp's management and reviewed by the board of directors of CIIG Capital Partners II or the projected financial information of Zapp. If Barclays was involved in preparing this disclosure, please also include a risk factor describing their role in connection with the preparation of the registration statement and the valuation of Zapp
 Kiattipong Arttachariya
FirstName  LastNameKiattipong
Zapp Electric Vehicles Group LtdArttachariya
Comapany
January 12,NameZapp
            2023      Electric Vehicles Group Ltd
January
Page  7 12, 2023 Page 7
FirstName LastName
         and that they disclaim any liability in connection with such disclosure included in the registration statement. If applicable, please also disclose the rationale for continuing to rely on information disclaimed by the professional organization associated with or responsible for such information.
39. Please disclose whether Barclays assisted in the preparation or review of any materials reviewed by CIIG Capital Partners II's board of directors or management as part of their services to Zapp and whether Barclays has withdrawn its association with those materials and notified CIIG Capital Partners II of such disassociation. For context, include that there are similar circumstances in which a financial institution is named and that
         Barclays' resignation indicates it is not willing to have the liability associated with such work in this transaction.
40. Please provide us with the engagement letter between Barclays and CIIG and/or Zapp.
         Please disclose any ongoing obligations of the Company pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the
         Company in the registration statement.
41. Please provide us with a letter from Barclays stating whether it agrees with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with Barclays and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If Barclays does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that Barclays withdrew from its role and forfeited its fees, if applicable, and that the firm refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management. Clarify whether
         Barclays performed substantially all the work to earn its fees.
42. Please revise your disclosure to highlight for investors that Barclays' withdrawal indicates that it does not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that Barclays has been previously involved with the transaction.
43. Please discuss the potential impact on the transaction related to the resignation of
         Barclays. We note that Barclays was an underwriter for the IPO of the SPAC. If Barclays would have played a role in the closing, please revise to identify the party who will be
         filling Barclays    role.
44. Please disclose any fees paid or due to Barclays in connection with its role. If any of these fees will be forfeited by their resignation, please revise to disclose this information.
45. We understand that Barclays, the lead underwriter in your SPAC IPO, intends to waive the deferred underwriting commissions that would otherwise be due to it upon the closing
 Kiattipong Arttachariya
FirstName  LastNameKiattipong
Zapp Electric Vehicles Group LtdArttachariya
Comapany
January 12,NameZapp
            2023      Electric Vehicles Group Ltd
January
Page  8 12, 2023 Page 8
FirstName LastName
         of the business combination. Please disclose how this waiver was obtained, why the
         waiver was agreed to, and clarify the SPAC   s current relationship
with Barclays. Revise
         your pro forma financial information and relevant disclosure referring to the payment of deferred underwriting commissions.
46. Please describe what relationship existed between Barclays and CIIG Capital Partners II after the close of the IPO, including any financial or merger-related advisory services conducted by Barclays. For example, clarify whether Barclays had any role in the identification or evaluation of business combination targets.
47. Please tell us whether you are aware of any disagreements with Barclays regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that Barclays was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet Barclays is waiving such fees and disclaiming responsibility for the
         Form F-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.
48. Disclose whether Barclays provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why Barclays was waiving deferred fees, despite already completing their services, please indicate so in your registration statement.
         Further, revise the risk factor disclosure to explicitly clarify that Barclays has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.
49. We note statements "other than as disclosed elsewhere in this proxy statement/prospectus"
         on page 173 and "except as disclosed otherwise in this proxy statement/prospectus" on page 206. Please revise to include all applicable and related disclosure in the same location so that investors do not have to piece together significant aspects of your business, operations and share capital from multiple locations in your document.
50. Please revise to clarify when during 2023 you expect to launch sales of your product.
51. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Kiattipong Arttachariya
Zapp Electric Vehicles Group Ltd
January 12, 2023
Page 9



       You may contact SiSi Cheng at (202) 551-5004 or Melissa Gilmore at (202) 551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Geoffrey Kruczek at (202) 551-3641 with any other questions.



                                                          Sincerely,
FirstName LastNameKiattipong Arttachariya
                                                          Division of
Corporation Finance
Comapany NameZapp Electric Vehicles Group Ltd
                                                          Office of
Manufacturing
January 12, 2023 Page 9
cc:       Rachel Wong
FirstName LastName